FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2008

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On July 2, 2008, the Registrant announced Tower Semiconductor to Present at the Fourth Annual Collins Stewart Growth Conference. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor to Present at the Fourth Annual
Collins Stewart Growth Conference

MIGDAL HAEMEK, Israel, July 2, 2008 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), an independent specialty foundry, today announced that Mr. Russell Ellwanger, Chief Executive Officer, will present at the Tenth Annual Collins Stewart LLC Growth Conference in New York, New York at the Mandarin Oriental Hotel.

Mr. Ellwanger’s presentation is scheduled on July 9, 2008, at 1:00 p.m. EST, and will include an update on Tower’s recently announced acquisition of Jazz Technologies (AMEX: JAZ). The presentation will be web cast live, archived for 90 days after the conference and can be accessed from Tower’s website (Investors Relations / IR Events) at: www.towersemi.com.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Offering two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

Contact:

Tower Semiconductor Limor Asif, + 972-4-650 6936 Limoras@towersemi.com or:

Shelton Group Ryan Bright, (972) 239-5119 ext. 159 rbright@sheltongroup.com